Exhibit 99.1

Alpha Healthcare + Humacyte

Merger Announcement Presentation Transcription

February 17, 2021

RAJIV SHUKLA

00:00	Hi, this is Rajiv Shukla, of Alpha Healthcare. It’s my pleasure to introduce Humacyte , and the company’s founder and CEO, Dr. Laura Niklason. Laura is a well-regarded and distinguished scientist and biotech executive who is known in the industry for her work on regenerative medicine. She has had an extensive track record, publishing more than a hundred papers on her work, has been recognized in Fortune and Time Magazine, and so on for the work that she’s done as an innovator and has worked with some of the best scientific minds in building Humacyte to where it is today.

My own background in healthcare covers the last 20 years. I’ve had a lot of experience in healthcare M&A at Pfizer, where I led acquisitions for the R&D division globally, as well as a private equity and hedge fund PM at Morgan Stanley and Citibank. Humacyte , I would say, is by far one of the most exciting companies that I’ve come across and reminds me a fair bit of a previous SPAC transaction with DermTech. DermTech as of Friday was up nearly 12 fold over the transaction price and represents one of the best performing SPAC deals in the industry. When I look at Humacyte , there are a number of points that stand out for me that are exciting for both physicians and patients, as well as for investors. Humacyte is the most advanced and significant player in the bio-engineered human tissue space. There are other companies that are working on cadaveric tissue or working on animal tissue, such as bovine tissue, or even on plastic grafts. But there is no other company that I’ve come across that is as profoundly impactful as Humacyte in the work that they’re aiming to do.

02:15	If Humacyte is successful, they will impact end markets that are in excess of $150 billion in value, and rack up $12 billion in peak revenue annually. But once they get to peak revenue figures, in terms of the progress that the company has made in the private markets, Humacyte is one of the most significant privately funded companies, having raised nearly half a billion dollars from a lot of very smart investors. One of their biggest investors with a 19% stake is Fresenius Medical Care, which is a leader in dialysis, as well as in surgical care centers. The company has been recognized as a pioneer by the US FDA, having been granted the first RMAT designation of any company in the world. RMAT stands for Regenerative Medicine Advanced Therapy, which bolsters the company’s pioneering credentials as being the first of its kind in terms of their progress. Clinically, the company has initiated multiple phase three clinical trials having collected a lot of very strong phase two data. In addition, the company has developed in-house manufacturing that can enable them to commercialize their products once they have approval.

As you know, biotech manufacturing is a very critical aspect of success. A lot of companies create tremendous signs and have been tripped up by manufacturing. So the fact that Humacyte has developed in house manufacturing that can operate at commercial scale is of significant value to patients and providers, as well as for shareholders. The company has a commercial partnership with Fresenius Medical Care, which is very critical given, given who Fresenius is and their tremendous footprint in the marketplace. The fact that Fresenius can commercialize homicide’s initial products represents an important de-risking of their plans.

Now in terms of the transaction summary and valuation, we valued Humacyte in two parts. We valued Humacyte on a base valuation of $800 million, which is roughly the same as their last private round, which involved Fresenius putting in 150 million a couple of years ago, so this is very attractive in our view. Humacyte has done a lot over the last two years, and the very involvement of Fresenius itself is hugely impactful to their plans. In order to create an incentive link for management, we’ve put together an earn out plan where when the stock rises by 50%, the company is eligible to receive another seven and a half million shares, and when the stock doubles, they will receive another seven and a half million shares. And what this effectively represents is a number which is a little below 20% above their last private round. So it’s a very attractive price in our view.

05:50	When we began this process with Humacyte, our initial plan had been to raise a hundred million dollars in a PIPE, but we had such overwhelming demand from investors for this asset, that we ended up cutting back a lot of great investors and still ended up with $175 million. That for us is, again, a tremendous validation about our confidence in this company. After accounting for expenses, we expect that the company will have more than $250 million to fund its future plans. We should be filing a proxy statement fairly quickly after this announcement, and hence we expect that the transaction should close in the second quarter of this year. Post-closing the company will be renamed Humacyte, Laura will continue to run the company, and I will join the Board of the company to support them in whatever way I can. In terms of the transaction terms, I think the key point worth highlighting is that the company will remain largely held by their insiders. None of the existing inside investors are selling a single share. In fact, most of the existing insiders are participating in the PIPE, as well as supporting the company in the public markets. The SPAC shareholders, the public shareholders, will account for 9% and the sponsor will have 2%. So we’re looking at a company that will remain very attractive to the public markets given that they’re well capitalized for the near term plans for the next couple of years, we don’t expect Humacyte to need additional funding based on their current plans. We do expect that in the next couple of years, the company will achieve a number of very important milestones.

07:48	Now, the next quick point worth sharing is what can one expect in terms of public market performance? When we look at disruptive MedTech companies, companies that have been pioneers in the market, a lot like how Humacyte is a pioneer in the market, with the first RMAT designation and an extensive product pipeline, we see that disruptive companies have created an enormous amount of shareholder value and not just in a given segment, but across a number of different medical segments, whether it is in COPD and sleep or in surgical care through robotics, orthodontics, or in type 1 diabetes, you can see that these companies have gone up by 30 to 300x since the IPO, and have been tremendously rewarding for shareholders.

The difficult thing of course is to find these tremendously innovative, disruptive companies. When we look at vascular MedTech companies, we see again, companies that have performed really well since their IPO and created a lot of shareholder value. Our view is the way one would look at Humacyte is by examining all of the end markets that they’re going to impact, whether it is AV access for dialysis, or it is for peripheral arterial disease, or it is for coronary arterial bypass grafts, or for type 1 diabetes. If you look at all of these end market areas, these are huge market opportunities adding up to well north of $150 billion as we discussed earlier. And if you look at the leaders in these different areas, one can get a sense for how large Humacyte might be, given that they touch all of these areas, they’re not just focused on cardiovascular or on dialysis. So we’re very excited about this opportunity and are excited to bring this to the market on the heels of our DermTech transaction. And with that, I will pass this over to Laura to take you through the company background. Thank you.

LAURA NIKLASON

10:05	My name is Laura Niklason, I’m the CEO of Humacyte , and also its founder. I’m really excited to be here with you today and tell you about our clinical-stage company, which has a revolutionary new platform for growing engineered human tissues at scale. This is really category-defining innovation, and we anticipate that all of our products will address markets that are greater than $150 billion in size. Markets for our products include vascular disease, heart disease, diabetes, and lung disease. These tissues are universally implantable, which means that they can turn into the patient’s own tissues over time without any evidence of rejection. Humacyte in its clinical trials has already been saving limbs and saving lives for patients with severe vascular and kidney disease. If we go to slide 10, you can see some of the investment highlights. This is, as I mentioned, category-defining innovation that allows patients to regrow their own tissues after implanting one of Humacyte’s products. These tissues become regenerative and are self-healing, and importantly, Humacyte’s tissues are available off the shelf, there’s no need to harvest tissues or cells from the patient. We have a deep product pipeline with massive markets, as mentioned, in peripheral arterial disease and other types of vascular disease in end stage kidney failure and diabetes and vascular trauma.

We have extensive clinical data. We’ve been implanting our engineered tissues into patients for over eight years, and we have over 800 patient-years of efficacy and exposure data. These implants have been done at 60 sites across 6 countries and involve over 430 patients. Importantly, we were the first product to receive the RMAT designation from the FDA. RMAT stands for Regenerative Medicine Advanced Therapy, and we were the first technology to receive this designation from the FDA in 2017. Our engineered tissues are manufactured in-house. We’ve managed to bring this production process up to commercial scale. We’re a vertically integrated technology company, we manufacture all of the products that we’re studying in our clinical trials. We have a terrific patent portfolio, we have 87 issued patents, and we have dozens of patents that are currently under evaluation. We also have a deep store of trade secrets and manufacturing know- how, which really provides a strong barrier to entry for other companies.

Importantly, we also have a strategic partnership with Fresenius Medical Care. Fresenius invested $150 million into Humacyte’s technology platform back in 2018. Importantly Fresenius also has come into our existing pipe investment with this most recent transaction. We’ve already partnered with Fresenius to work with them, to commercialize some of our earliest product applications, including vascular trauma, dialysis access, and peripheral arterial disease. If we go to slide 11, we can see that Humacyte aims to entirely transform how we practice medicine across many types of disease. Humacyte is aiming to grow replacement tissues and ultimately organs so that there’s no more waiting to harvest tissues and organs from other individuals or from the patient. We also have shown already in our clinical trials that we help patients avoid limb loss and amputations due to their vascular disease. Because these tissues are not immunogenic, our patients need no immunosuppression, so they’re not tied to a lifetime of these medicines, and also it’s critical to note that patients will now not need to have tissues and vessels harvested from one part of their body to help revascularize another part. This is really the next generation of clinical care.

13:55	If we go to slide 12, we can see some examples of Humacyte ‘s product pipeline. In the upper left-hand corner you can see an image of one of Humacyte ‘s HAVs or human cellular vessels, that’s implanted as an arterial venous graft in a patient with kidney failure. After the incisions in this patient are allowed to heal, this patient went on to use this graft for his dialysis access for a period of many years. The dialysis access application is the one in which we have the most clinical data, in fact, we’ve implanted Humacyte’s vessels in over 350 patients for use in dialysis access. Similarly, we’ve also developed earlier stage pipeline products to treat type 1 diabetes. In a modification of Humacyte ‘s engineered vessel technology, we’ve developed methods to put pancreatic islets, which are the cells from your pancreas that secrete insulin around the outside of our HAV. What we envision one day is being able to do an HAV implant, similar to what you see in the upper left, but in this case, having the implant be coated with islets from the pancreas. In patients with type one diabetes this type of implant may one day be able to effectively reverse their diabetes and render a cure.

Also in our pipeline, we’re studying the use of these engineered vessels for coronary artery bypass. In the lower left you can see an image of a large animal heart that’s been bypassed with an engineered vessel that was grown in Humacyte ‘s facility. This is part of a trial in large animals to gain data that we’ll submit to the FDA in order to gain approval for a phase one trial in heart bypass in humans. The markets that are potentially addressed by Humacyte’s products are enormous. For the products in which we’re already in clinical trials, those end markets approach $20 billion. Furthermore, for coronary artery bypass, the size of that market approach is $70 billion. For our nonvascular products, which are also in Humacyte’s, pipeline, such as replacement tracheas, lungs, and esophagus, there are also massive markets on the order of $70 billion. So Humacyte is really not a one trick pony. Humacyte has multiple products that are tee’d up for commercialization in the next few years, and then along and deep pipeline to address many types of human disease.

16:20	If we go to slide 14, you can get a sense of what our anticipated product rollout looks like. We expect in 2023 to launch our first product application, which is using the HAV to treat patients with acute vascular injuries, such as might be experienced in a car accident, or in an industrial accident. Phase three trials are underway in this application right now, and we expect to finish enrolling our phase three trauma trial in 2022. Given that timeline, we anticipate gaining approval for that product in 2023. Following shortly on the heels of the trauma application, we expect to complete enrollment of our phase three trials and dialysis access in 2021. The follow-up of those patients should be completed in 2022, and filing with the FDA we would anticipate would give us product approval sometime in 2023. Thereafter, we anticipate evaluating peripheral arterial disease as a product. We’ve already completed our phase two trials and PAD, and we’re currently designing a phase three trial, which we anticipate would gain us approval sometime around 2025.

Going to slide 15, you can see what our manufacturing process looks like.

We start with cells that are harvested from human blood vessels. These cells are actually taken from organ donors for whom the blood vessels are not useful for transplantation. The cells are now cryopreserved in Humacyte’s cell banks, so that when we want to make a batch of regenerative human tissues, our first step is to take a small file of frozen human cells, and to grow them in the laboratory. We then take these cells and attach them to a scaffolding that resides inside of a flexible plastic bioreactor. That bioreactor is then filled with a nutritious medium that has vitamins and glucose and lots of growth factors for these vascular cells. Over a period of two months, what happens is the cells grow and regenerate a completely functional human neo-artery that has been grown in the laboratory. Importantly, this new human vessel contains cells and the extracellular matrix that they made, but really does not contain any polymer scaffold because that scaffold has dissolved. In a final step in our process, Humacyte then exposes the engineered blood vessel to a series of detergent washes, and what that does is it removes the cells from the tissue. So the final product that gets implanted into patients is actually an engineered human blood vessel, but that blood vessel is only composed of the extracellular matrix proteins like collagen that the cells made. Because the cells have been removed, there’s really no immunogenic response to the tissue after it’s implanted into patients. Also because the cells are removed, these tissues are non-living and that means they have a shelf life. Humacyte’s current product shelf life is 18 months.

19:26	If we go to slide 16, you can see the commercial process that we’ve built out for manufacturing, Humacyte ‘s HAVs. Our vessels are grown as modular units with 10 vessel bags attached to each other in a single drawer, and then 20 of these drawers yoked together into a single bio-manufacturing system. The system is highly automated and highly monitored and controlled and requires a minimum of human manpower. Our process of eight to 10 weeks for producing engineered arteries is almost entirely automated and highly controlled and reproducible. Our current facility has the capacity to grow more than 40,000 HAVs per year.

On slide 17, you can see a summary of the key features of Humacyte ‘s technology. Importantly, homicides tissues are off the shelf, they can be grown and then shipped to hospitals and stored until a surgeon or a patient needs them. At the time of use the packaging is peeled and the surgeon reaches in and takes the vessel out of the container, and then can immediately implant it into the patient. There’s no donor site harvesting, no need to strip veins out of patient’s legs, or take cells from their bone marrow. There’s also been no evidence of immune response to these tissues. We’ve implanted over 400 patients and have never seen immune rejection for any of these implants.

Because these vessels become living tissue over time, they’re also highly resistant to infection. We’ve seen this, particularly in our trauma patients and in our dialysis patients who seem to have a very, very low incidence of infection when the HAVs are used to treat their disease, Humacyte’s, HAVs do become living tissue. Cells from the patient migrate into the HAV over time and transform it from a non-living implant into a living blood vessel that really becomes the patient’s own blood vessel. It’s regenerative medicine in the truest sense. Because these are regenerative tissues and they’re living, they’re also very durable. We’ve seen that these vessels can last five, six, seven, eight years in patients with a variety of different clinical diseases.

21:49	If we go to slide 18, you’ll see an image of what’s called an angiogram, which is a photograph of an engineered blood vessel, an HAV, that was implanted into a patient with peripheral arterial disease. These are CAT scans of that vessel implant. The red tube on the left is the vessel after implantation at four weeks, and on the right that’s the same vessel, but imaged again at six months. As you can see the HAV is bypassing an artery in the leg, which otherwise is completely occluded. This is a patient who could have suffered amputation had he not had his limb revascularized with the HAV. If we go to 19, you can see an overall summary of our clinical exposure and data. In dialysis access, we have the largest, clinical dataset with over 350 patients treated. We’ve completed three phase two trials, and we have two phase three trials underway. We’ve seen a very low infection rate of the HAV of only 1% per year, and outstanding patency or outstanding functional use of the HAV for dialysis. In vascular trauma, we have an ongoing phase three trial in collaboration with the US Defense Department. We’ve seen no infections to-date in our trauma patients, and we’ve also seen 100% patency, or function of these vessels, in lower limb implants at 30 days. In peripheral arterial disease, we’ve completed two phase 2 trials, one in Europe and one in the United States. We’ve seen no infections of the implants to date, and importantly, we’ve seen no amputations of patients who’ve had the HAVs implanted into their lower limbs. We also see outstanding function.

23:40	If you go to slide 20, what you’ll see is some examples of how human cells migrate into the HAV after it’s implanted. The image on the left shows human cells that express a protein, that’s only expressed by cells in the walls of our blood vessels. That protein is called alpha actin, and that red stain shows that there are many, many cells that have migrated into the HAV, and have essentially become vascular wall cells expressing the proteins that we expect to see and cells in that tissue. This is especially remarkable because at the time of implantation, the HAV had no cells at all. So if you had stained the HAV before implantation for this Fred protein, you would have seen nothing going on to the other image on the right-hand side, this is a stain also in red for another cell type called an endothelial cell. Endothelial cells line the insides of all of our blood vessels, and they are very important for keeping our blood flowing through our arteries. As you can see, there’s a red line of endothelial cells or ECs at the bottom part of the right-hand image. These cells also came from the patient and were likely derived from STEM cells that were circulating in the patient’s bloodstream.

25:05	If we look at dialysis, there’s really three methods that patients can use to undergo hemodialysis when their kidneys fail. On slide 21, you can see these three methods. The most common method, and really the gold standard, is an arterial venous fistula, where a surgeon directly sews an artery and a vein together in the patient’s arm: this can be a disfiguring operation, as you can see in the upper left. In addition about 40% of the time these operations fail, and the fistula does not become usable for the patient to use for hemodialysis. A smaller fraction of patients use tunneled catheters for dialysis, although catheters are very subject to infection and sepsis, and can even lead to patient death in the case of severe infection. Similarly, synthetic grafts made out of plastics, such as Teflon, are sometimes implanted underneath the skin and use for dialysis as well, but these graphs are also subject to infection and also are tend to be not very durable, certainly not as durable as AV fistulas. So that leaves us with a situation where many hemodialysis patients really have very few good options to have long standing access to their bloodstream so that they can perform dialysis three times a week and maintain life.

Slide number 22 shows some of the impacts of the HAV when used for treatment and vascular trauma. When a patient suffers acute injury of a blood vessel, the surgeon has several options: one, he can strip a vein out of the leg and use that vein to repair the blood vessel in another injured part of the body. However, that vein stripping is itself injurious, and it also takes time, so during the hour or an hour and a half, while a vein is being harvested from the patient, the injured blood vessel and the injured limb are not receiving blood flow. This can lead to increased risk of amputation and infection. To speed things up, sometimes surgeons use plastic graphs such as those made out of EPTFE or Teflon. However, in contaminated wounds, such as can often happen with car accidents or with industrial accidents, in contaminated wounds, the Teflon graphs tend to become infected and that can also lead to amputation and other complications. The potential advantage of the HAV for patients with vascular injury is that the HAV has the advantages of a Teflon graft, because it can be pulled immediately off the shelf. There’s no waiting, there’s no harvesting of a vein from another limb. But, because this is a human tissue that resists infection, we’ve seen that when the HAVs are used in traumatic injury, actually the infection rate has been zero so far. So these are immediately available vessels that function well to restore blood flow, but do not present a risk of infection for the patient.

28:16	On slide 23, you’ll see an example of one of Humacyte’s compassionate use cases. Occasionally, surgeons or patients who have become familiar with Humacyte’s technology will reach out and request the special use of the HAV in a particular compassionate use case. This is an image of a patient who is a 70 year old veteran who was being cared for at Walter Reed hospital. This patient had had all of his vein from his legs stripped previously in order to have a heart bypass. He then developed a severe blockage of the artery in his legs and he was facing an amputation. Instead, this patient was able to receive the HAV, to revascularize his limb, and now two years later, he’s doing well and does not have an amputation, and is walking around and leading his life normally.

If we go to slide 24, we can see some of the pipeline opportunities that Humacyte has available. As I mentioned earlier on, Humacyte is using smaller caliber versions of our engineered vessels as heart bypass graphs in large animal models. This work could have tremendous benefit for the hundreds of thousands of patients every year who require a heart bypass. Not least of which, because using the Humacyte ‘s vessels off the shelf, rather than harvesting a vein out of the leg, means that for patients with heart disease, particularly those who are diabetic or who may be overweight for those patients, avoiding the complications associated with vein harvest can be a very important, clinical benefit. In addition, unlike veins, which are taken from the patient’s leg, which can be different every time, Humacyte’s vessels are uniform and the surgeon always knows what he’s getting, so this can be a particular advantage for surgeons when they’re working in the difficult area of revascularizing the heart.

30:14	Going to slide 25, you can see some of our early animal data using pancreatic islets to reverse diabetes in an animal model. The concept here is that for patients with type one diabetes, what they must do is measure their blood sugar multiple times a day, frequently inject themselves with insulin and/or where automated pumps with needles that extend through the skin and which have to be carefully monitored and maintained. The alternative to this is to get a pancreas transplant, and to replace the cells in the pancreas that have died and mean that the patient no longer can make his own insulin. Unfortunately, pancreas transplant is both dangerous and expensive, and for that reason, there’s actually been a falling number of pancreas transplants in the US year after year. What Humacyte has discovered is that we can combine our engineered vessels with pancreatic islets. We can take the cells from the pancreas that secrete insulin and consents blood sugar. And we can combine these islets with an engineered blood vessel when implanted into a small animal with type one diabetes, what we’ve shown is that we can reliably reverse that diabetes over time. Humacyte plans to extend this work into large animal models in the coming year. If we think about how Humacyte will move forward with commercialization again, the ultimate end markets for some of our many pipeline products are enormous and easily exceed $100 billion dollars.

If we go to slide 27, you can see that our projected peak revenues for some of our different product opportunities going out over the next five to six years. As I mentioned, approval for vascular trauma is an indication that we expect to obtain in the US in 2023. Shortly thereafter, we would expect to gain approval in dialysis access, and then several years after that in peripheral arterial disease. Thereafter approvals in products for the treatment of type one diabetes, noted as pancreas here in this slide, and also coronary artery bypass, grafting abbreviated as CABG show that the ultimate long-term revenues taken on an international basis could easily be $12 billion.

32:40	If we go to slide 28, you can see that our collaboration with Fresenius is really a global collaboration to really forward the commercialization and the distribution of Humacyte’s products, particularly in dialysis access and peripheral arterial disease. Fresenius is as a global leader in the delivery of dialysis care, with over 2,500 dialysis centers in the US treating roughly half of the US patients with end stage kidney failure. Furthermore, Fresenius has a large network of outpatient surgical facilities that are useful for the placement of access for dialysis patients. With respect to the vascular trauma indication, Humacyte expects to market that indication itself within the United States. Because the trauma market is a highly specialized market, there are roughly 190 level one trauma centers in the United States, this allows Fresenius to access these 190 call points with a reasonable size salesforce of only 15 to 20 salespeople. Furthermore, as we develop other longer-term products, such as treatment for diabetes, and also for coronary artery disease, we anticipate potentially partnering both in the US and internationally to help to market and distribute these products to these very large markets.

34:01	If we go to slide 29, you can see that our anticipated use of proceeds from the combination of the PIPE investment and also with the funds from the SPAC trust total on the order of $255 million. This will allow us to complete our filing of our biological licensing applications, or BLA, to the FDA for our first two weeks products, including in vascular trauma and dialysis access. This will also get us to the point of commercial launch of these products. Furthermore, these funds will allow us to advance our pipeline in peripheral arterial disease, where we’re planning to initiate a phase three trial, but also in our longer term opportunities such as diabetes and coronary artery disease.

So that’s all we have for today. I’ve really enjoyed speaking with you about the Humacyte opportunity. You know, as the founder of the company, and also as a physician myself, I’m very much looking forward to continuing to see how Humacyte’s products benefit patients and help save lives and limbs. Thank you.

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